UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019
Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a notice from Seanergy Maritime Holdings Corp. (the “Company”) to holders of the Company’s outstanding Class B Warrants, announcing that the exercise price for the Class B Warrants has been adjusted to $1.00 per share, effective December 13, 2019.

This Report and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2019	SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Stamatios Tsantanis
	By:	Stamatios Tsantanis
Chief Executive Officer